EXHIBIT 19

TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES:

Data General reported net income of $6.3 million, or $.15 per share, on revenues of $335.2 million for its second quarter of fiscal 1996, which ended March 30. The second quarter revenues were 18 percent higher than revenues for last year's comparable quarter of $283.8 million. For the second quarter last year, the company reported a net loss of $11.1 million, or $.30 per share.

The second quarter results were encouraging, with total revenues up 18 percent over the prior year, and with profitability for the third consecutive quarter. Product revenues increased 29 percent over the comparable quarter last year based on increased revenues from our Open CLARiiON storage line. Total revenues from the AViiON server line were approximately the same as last year's second quarter.

We have seen a continued ramp up in revenues of our new Intel processor-based AViiON server line, although the majority of our AViiON sales this past quarter continued to be from our Motorola based server line. We are well positioned for AViiON revenue growth from our powerful new Intel based products.

Our Open CLARiiON storage line again posted solid results nearly tripling the revenues reported in last year's second quarter. CLARiiON continues to be the leading provider of advanced high availability and data integrity storage capabilities to the open enterprise.

Since the end of the first quarter, we have made three significant AViiON-related announcements.

In late January we said that Data General would work with Dolphin Interconnect Solutions Inc. to develop a standard interconnect technology for large-scale computing. Our two companies are working with Intel Corporation to promote the technology, which will allow companies throughout the industry to link multiple Intel SHV (Standard High Volume) servers into commercial systems that perform at levels far beyond today's most powerful symmetric multi-processing systems. The first interconnect products will be available later this year.

We also announced that we are partnering with BDM International, Inc. to provide the industry's highest level of security to enterprises wishing to conduct business over the Internet, and internally via Intranets.

In addition, we joined with other industry leaders, including Intel, Compaq, ICL, NCR and Unisys, to announce support for SCO UnixWare as the first shrink-wrapped, enterprise-level UNIX operating system for Intel servers. Our ability to offer three operating systems - our own DG/UX UNIX operating system, SCO UnixWare, as well as Windows NT Server - will open new opportunities for Data General.

Since the close of the first quarter, our CLARiiON Business Unit also has expanded its market reach with a number of announcements, including an agreement with Sequent Computer Systems, which will resell CLARiiON disk arrays with its high-end line of Symmetry 5000 servers. The CLARiiON unit also announced agreements with Everex Systems, Inc. and Tech Data Corporation to resell CLARiiON storage subsystems into the fast growing NT server marketplace. In addition, the CLARiiON unit announced support for NCR's
UNIX based servers.  CLARiiON now supports all major UNIX platforms.

Our financial position continues to be strong with cash and marketable securities of $190.7 million at the end of the second quarter.

For the first six months of fiscal 1996, Data General reported net income of $11.0 million, or $.27 per share. For the same period last year Data General reported net income of $13.1 million, or $.35 per share. The 1995 figures included a one-time, pre-tax gain of $44.5 million resulting from the settlement of a software copyright and infringement and trade secret lawsuit against Northrop Grumman Corporation.

Revenues for the first two quarters of 1996 totaled $662.8 million, compared to $566.0 for the first six months of fiscal 1995.

While we are still in a period of product transition and remain cautious for the short term, the positive results thus far in fiscal 1996 are reinforcement of our strategy. We have solidified our position as a technology leader with both our AViiON server and CLARiiON storage lines. AViiON is positioned to take full advantage of the industry's move to Intel as the dominant platform for large-scale commercial computing and CLARiiON has a wide breadth of opportunity in the UNIX and NT marketplaces.

Respectfully submitted,


Ronald L. Skates
President and Chief Executive Officer
May 9, 1996





DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
                                       Quarter Ended         Six Months Ended
                                    ------------------      ------------------
                                    Mar. 30,   Mar. 25,     Mar. 30,   Mar. 25,
in thousands, except net income
  (loss) per share                   1996        1995        1996        1995
- ------------------------------------------------------------------------------
Revenues:
  Product . . . . . . . . . . . . .$236,707   $184,031    $464,361    $365,224
  Service . . . . . . . . . . . . .  98,488     99,760     198,443     200,772
                                   --------   --------    --------    --------
     Total revenues   . . . . . . . 335,195    283,791     662,804     565,996
                                   --------   --------     -------     -------
Costs and expenses:
  Cost of product revenues. . . . . 159,984    122,273     316,696     241,731
  Cost of service revenues. . . . .  64,187     64,474     129,179     128,969
  Research and development. . . . .  23,909     19,588      45,632      41,252
  Selling, general, and
    administrative. . . . . . . . .  78,198     87,098     155,365     173,088
                                   --------   --------    --------    --------
     Total costs and expenses . . . 326,278    293,433     646,872     585,040
                                   --------   --------    --------    --------

Income (loss) from operations . . .   8,917     (9,642)     15,932     (19,044)

Interest Income . . . . . . . . . .   1,782      2,581       3,926       4,773
Interest expense. . . . . . . . . .   3,365      3,500       6,815       7,056
Other income, net . . . . . . . . .      --         --          --      41,972
                                   --------   --------    --------    --------
Income (loss) before income taxes .   7,334    (10,561)     13,043      20,645
Income tax provisions . . . . . . .   1,000        500       2,000       7,500
                                   --------   --------    --------    --------
Net income (loss) . . . . . . . . .$  6,334   $(11,061)   $ 11,043    $ 13,145
                                   ========   =========   ========    ========

Net income (loss) per share . . . .   $0.15     $(0.30)      $0.27       $0.35
                                      =====     ======       =====       =====
Weighted average shares outstanding,
  including common stock equivalents,
  where applicable. . . . . . . . .  41,358     36,906      40,833      37,559


No cash dividends have been declared or paid since inception.

The accompaning Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.




DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
                                                    (Unaudited)
                                                      Mar. 30,     Sept. 30,
dollars in thousands                                    1996          1995
- -----------------------------------------------------------------------------
Assets
Current Assets:
  Cash and temporary cash investments. . . . . . . . .$130,389      $117,201
  Marketable securities. . . . . . . . . . . . . . . .  60,336        71,617
  Receivables, net . . . . . . . . . . . . . . . . . . 256,180       251,123
  Inventories. . . . . . . . . . . . . . . . . . . . . 125,200       124,145
  Other current assets . . . . . . . . . . . . . . . .  30,089        27,399
                                                      --------      --------
        Total current assets . . . . . . . . . . . . . 602,194       591,485

Property, plant, and equipment, net. . . . . . . . . . 177,875       174,914
Other assets . . . . . . . . . . . . . . . . . . . . .  67,690        65,619
                                                      --------      --------
                                                      $847,759      $832,018
                                                      ========      ========

Liabilities and stockholders' equity
Current liabilities:
  Notes payable. . . . . . . . . . . . . . . . . . . .$  1,994      $  2,033
  Accounts payable . . . . . . . . . . . . . . . . . . 119,014       116,313
  Other current liabilities. . . . . . . . . . . . . . 240,147       251,880
                                                      --------      --------
        Total current liabilities. . . . . . . . . . . 361,155       370,226
                                                      --------      --------
Long-term debt . . . . . . . . . . . . . . . . . . . . 151,886       153,457
                                                      --------      --------
Other liabilities. . . . . . . . . . . . . . . . . . .  24,364        28,791
                                                      --------      --------
Stockholders' equity
  Common Stock:
     Outstanding - 38,891,000 shares at Mar. 30,
     1996 and 37,933,000 shares at Sept. 30, 1995
     (net of deferred compensation of $9,405 at
     Mar. 30, 1996 and $9,588 at Sept. 30, 1995) . . . 454,105       446,762
Accumulated deficit. . . . . . . . . . . . . . . . . .(152,583)     (163,626)
Unrealized gains on marketable securities. . . . . . .  13,959            --
Cumulative translation adjustment. . . . . . . . . . .  (5,127)       (3,592)
                                                      --------      --------
Total stockholders' equity. . . . . . . .  . . . . . . 310,354       279,544
                                                      --------      --------
                                                      $847,759      $832,018
                                                      ========      ========

The accompaning Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.




DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
                                                        Six Months Ended
                                                     ----------------------
                                                     Mar. 30,      Mar. 25,
in thousands                                           1996          1995
- ---------------------------------------------------------------------------
Cash flows from operating activities:
     Net income. . . . . . . . . . . . . . . . . . . $ 11,043      $ 13,145
     Adjustments to reconcile net income to
      net cash provided from operating activities:
         Depreciation. . . . . . . . . . . . . . . .   41,142        36,371
         Amortization of capitalized software
          development costs. . . . . . . . . . . . .    8,107         8,200
         Other non-cash items, net . . . . . . . . .    5,153        14,088
         Change in operating assets and liabilities.  (25,835)       18,489
                                                     --------      --------
         Net cash provided from operating activities   39,610        90,293
                                                     --------      --------
Cash flows from investing activities:
     Expenditures for property, plant,
      and equipment. . . . . . . . . . . . . . . . .  (50,670)      (48,223)
     Net proceeds from the sales of (purchases of)
      marketable securities. . . . . . . . . . . . .   26,672       (63,144)
     Capitalized software development costs. . . . .  (14,493)      (12,733)
     Other . . . . . . . . . . . . . . . . . . . . .   10,599          (600)
                                                     --------     ---------
         Net cash used by investing activities . . .  (27,892)     (124,700)
                                                     --------     ---------
Cash flows from financing activities:
     Cash provided from stock plans. . . . . . . . .    5,347         3,696
     Repayment of long-term debt . . . . . . . . . .   (3,000)       (2,700)
                                                    ---------     ---------
        Net cash provided from financing activities.    2,347           996
                                                    ---------     ---------
Effect of foreign currency rate fluctuations
     on cash and temporary cash investments. . . . .     (877)        1,515
                                                    ---------     ---------
Increase (decrease) in cash and temporary cash
     investments . . . . . . . . . . . . . . . . . .   13,188       (31,896)
Cash and temporary cash investments -
     beginning of period . . . . . . . . . . . . . .  117,201       142,448
                                                     --------      --------
Cash and temporary cash investments -
     end of period . . . . . . . . . . . . . . . . . $130,389      $110,552
                                                     ========      ========
Supplemental disclosure of cash flow information:
     Interest paid . . . . . . . . . . . . . . . . . $  6,187      $  6,373
     Income taxes paid . . . . . . . . . . . . . . . $  1,450      $  1,117


The accompaning Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.





DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.  Consolidated Balance Sheet Details
                                                      Mar. 30,      Sept. 30,
in thousands                                            1996          1995
- -----------------------------------------------------------------------------
Inventories:
   Raw materials. . . . . . . . . . . . . . . . . . .$   9,568     $   9,173
   Work in process. . . . . . . . . . . . . . . . . .   41,318        28,309
   Finished systems . . . . . . . . . . . . . . . . .   40,008        51,199
   Field engineering parts and components . . . . . .   34,306        35,464
                                                    ----------      --------
                                                     $ 125,200     $ 124,145
                                                     =========     =========
Property, plant, and equipment:
   Property, plant, and equipment . . . . . . . . . .$ 644,544     $ 635,000
   Accumulated depreciation . . . . . . . . . . . . . (466,669)     (460,086)
                                                     ---------     ---------
                                                     $ 177,875     $ 174,914
                                                     =========     =========



Note 2.  Accounting Policies
   In March 1996, a certain equity security, held by the company as an investment and previously accounted for under the cost method, began trading on a public stock exchange. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, this security is now considered to be readily marketable and is accounted for at fair market value. The security is classified as available for sale with the corresponding unrealized holding gain included as a separate component of shareholders' equity.

Note 3.  Basis of Presentation and Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
   In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1995 Annual Report.
The results of operations for the quarter ended March 30, 1996 are not necessarily indicative of the results of the entire fiscal year.